Exhibit 99.2

           MANAGEMENT’S DISCUSSION AND ANALYSIS

          For the three and six months ended March 31, 2011

TABLE OF CONTENTS

INTRODUCTION	3
BUSINESS PROFILE AND STRATEGY	3
OVERALL FINANCIAL PERFORMANCE	5
Second Quarter and Year-to-Date Highlights	5
SELECTED FINANCIAL INFORMATION	8
FINANCIAL ANALYSIS	8
Branch Count	9
Revenue	9
Same Branch Revenues	11
Branch Operating Income and Operating Income	11
Expenses (excluding retention payments)	12
Retention Payments	12
Depreciation and Amortization	12
Income Taxes	13
LIQUIDITY AND CAPITAL RESOURCES	13
RISK FACTORS AFFECTING PERFORMANCE	13
Consumer Protection Regulations	13
Legal Proceedings	15
Third Party Lenders/Retention Payments	16
CONTROLS AND PROCEDURES	16
OUTSTANDING SHARE DATA	17
DIVIDENDS	17
RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	17
International Financial Reporting Standards (IFRS)	17
SUMMARY OF QUARTERLY RESULTS	18
OTHER	18
Cautionary Statement Regarding Forward-looking Information	18
Non-GAAP Measures	19
EBITDA Reconciliation	19

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) unaudited consolidated interim financial statements for the three and six months ended March 31, 2011, and the audited consolidated financial statements and MD&A for the fifteen months ended September 30, 2010, both of which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

This MD&A is dated as of April 27, 2011.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as brokers to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. At March 31, 2011, we owned and operated 579 branches in nine Canadian provinces, two Canadian territories and the United Kingdom.  Our workforce is dynamic and we operate within a performance-based culture.  We employ approximately 2,300 associates across Canada and the United Kingdom.  Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is publicly traded on the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian population are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in Canadian jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, term loans, and prepaid phone cards.

A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to assist us in offsetting the Company from revenue and earnings compression resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced in late February 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.

Cash Store Financial’s strategic priorities are:

Operational:

Operational strategic priorities can be broken down into four main strategic priorities namely:

1)	Driving market penetration

•	Maximizing the potential of our expanding branch network;

•	Continued focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•
Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store Financial TV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to the basics throughout the company.

2)	Growing existing product lines and implementation of new product initiatives

•	Providing superior service in relation to existing product offerings; and

•	Accelerating revenue growth through further new product initiatives.

3)	New branch openings

•
Further expanding our leading position in the Canadian alternative financial services industry through aggressive organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators at attractive valuations.

4)	International expansion

•	Further expanding our network in the United Kingdom (UK);

•
Continued ownership of an 18% interest in The Cash Store Australia Holdings Inc. (“AUC”) which acts as a broker to facilitate short-term advances and other financial services to income earning consumers in Australia.  AUC owns and operates 80 branches in Australia; and

•
Continued ownership of a 16% interest in RTF Financial Holdings Inc. (“RTF”) which is in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending).  RTF currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with expansion plans to other European countries.

Financial

•	Maximizing shareholder value by growing our earnings per share;

•	Further investing in business intelligence;

•	Reducing our cost of capital; and

•	Controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power.

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010 the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In Calendar 2011, Cash Store Financial will host 33 “freedom” runs across Canada.

OVERALL FINANCIAL PERFORMANCE

Second Quarter and Year-to-Date Highlights

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information”.

Thousands of dollars, except for per share amounts	Three Months Ended		Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
	2011	2010	2011	2010
Revenue	$47,211	$40,758	$96,530	$83,044
Branch operating income	12,380	13,042	26,148	28,803
Net income	2,500	2,199	5,852	7,666
Earnings before interest, taxes, depreciation and amortization	6,260	5,275	13,760	15,918
Diluted earnings per share
Net income and comprehensive income	$0.14	$0.13	$0.33	$0.45

Net income and comprehensive income for the second quarter was $2.5 million (after removing class action settlement costs and related taxes was the same), compared to $2.2 million (after removing class action settlement costs and related taxes was $4.0 million) for the same quarter last year. For the six months ended March 31, 2011, net income was $5.9 million (after removing class action settlement costs and related taxes was the same), compared to $7.7 million (after removing class action settlement costs and related taxes was $9.5 million) in the same period last year.

Diluted earnings per share were $0.14 in the quarter, compared to $0.13 ($0.23 after removing class action settlement costs and related taxes) for the same quarter last year, and $0.33 for the six months ended March 31, 2011, compared to $0.45 ($0.55 after removing class action settlement costs and related taxes) for the same period last year. Despite the compression on earnings resulting from rate caps and additional expenditures in regulated provinces, earnings for the quarter were in line with expectations.

Significant factors impacting second quarter and six months results include:

•
Strong growth in overall revenue of 15.7% for the three months ending March 31, 2011, compared to the same period last year, and an increase of 16.3% for the six months ending March 31, 2011 compared to the same period last year;

•
Loan fees were relatively flat for the three months ending March 31, 2011, at $31.4 million compared to $31.3 million in the same quarter last year as a result of 90 additional branches offset by the effect of rate compression in the regulated provinces.  For the six months ended March 31, 2011, loan fees were $67.0 million compared to $65.5 million for the same period last year;

•
Accelerated growth in other revenues of 68.1% to a record $15.8 million for the three month period ending March 31, 2011 when compared to the same period last year, and an increase of 67.6% to $29.5 million for the six month period ending March 31, 2011 when compared to the same period last year, reflecting a successful execution of our product diversification strategy;

•
An increase in loan volumes, relative to the same period last year, resulting from the addition of 90 new branches and maturation of existing branches offset by a reduction in loan fees as a result of rate caps in regulated provinces. Loan volumes for the three months ending March 31, 2011 were up 11.1 % to $198.8 million and for the six months ending March 31, 2011, loan volumes were up 18.3% to $415.1 million;

•
Increased drag on earnings of $1.2 million and $2.4 million for the six months resulting from new branch openings.  With only nine new branches opened in the quarter; this level of drag should dissipate in future periods;

•
Increased retention payments of $1.3 million for the three months ending March 31, 2011 compared to the same period last year and $3.5 million for the six months ending March 31, 2011 when compared to the same period last year. Due to rate compression, this expenditure category is up when measured as a percentage of fees and volume;

•
Provision for loan losses for on-balance sheet lending increased $568,000 for the 3 month period ending March 31, 2011 compared to the same quarter last year, and $1.2 million for the six months ending March 31, 2011 compared to the same period last year;

•
Increased selling, general and administration (“SG&A”) costs related to new regulatory process, professional and legal fees related to class action matters and trade mark infringement issues of $1.0 million for the three month period ending March 31, 2011 compared to the same quarter last year, and $2.6 million for the six months ending March 31, 2011 compared to the same period last year; and

•	Lower revenues in Manitoba of $180,000 in the quarter and $1.3 million for the six months as a result of the implementation of regulations.

Our EBITDA was $6.3 million for the quarter, compared to $5.3 million for the same quarter last year and was $13.8 million for six months ended March 31, 2011, compared to $15.9 million for the same period last year.  This increase in the current quarter is due to the absence of class action expenses in the current year, increased other revenues offset by higher branch expenses, increased regional and corporate infrastructure and information system support and marketing expenses compared to the same quarter last year. EBITDA, adjusted to remove class action settlements, was $6.3 million, compared to $8.0 million in the same quarter last year and was $13.8 million for the six months ended March 31, 2011, and $18.7 million in the same period last year.

The implementation of provincial industry rate regulations commenced in August 2009 and continued through until March 2010.  We have successfully complied with the implementation of regulations in British Columbia, Alberta, Ontario, Manitoba and Nova Scotia, representing markets in which 91% of our branches are located.  Although we have experienced a decrease in our margins as a result of provincial rate caps, we continue to view regulation as positive for the industry and critical to our long-term growth.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, term loans, cheque cashing and prepaid phone cards) increased to a record $15.8 million in the second quarter, up from $9.4 million in the same quarter last year.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products, and increasing the value generated from our existing suite of products.

In the second quarter, the President and Chief Operating Officer conducted his annual tour to meet individually with each manager in our national branch network. This is a critical component of our long-term growth program. The President learns first-hand of the challenges and opportunities facing our front-line staff. In response to this year’s tour, particular emphasis has been placed on the implementation of new training programs to address common areas of concern raised by our associates.  We are confident in our associates’ abilities to address and proactively react to a changing industry. In addition, there has been a significant realignment of the senior management structure of our operations group.  In concert with our new training initiatives, we expect that these changes will lead to strong growth in future periods.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended	Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
2011	2010	2011	2010
No. of branches	Canada	573	489	573	489
United Kingdom	6	-	6	-
579	489	579	489
Loan volumes
Loan fees included	$198,775	$178,826	$415,065	$350,931

Revenue
Loan fees	$31,423	$31,328	$67,016	$65,488
Other income	15,788	9,430	29,514	17,556
47,211	40,758	96,530	83,044

Branch expenses
Salaries and benefits	14,113	12,206	28,495	23,900
Retention payments	6,578	5,300	13,767	10,300
Selling, general and administrative	5,930	4,248	11,756	8,362
Rent	4,566	3,479	8,971	6,786
Advertising and promotion	1,303	1,023	2,729	2,083
Provision for loan losses	654	86	1,317	102
Depreciation of property and equipment	1,687	1,374	3,347	2,708
34,831	27,716	70,382	54,241
Branch operating income	12,380	13,042	26,148	28,803

Regional expenses	3,754	2,959	7,892	5,794
Corporate expenses	4,268	3,700	8,319	7,450
Other depreciation and amortization	547	279	1,088	1,066
Income before income taxes and class action settlements	3,811	6,104	8,849	14,493
Class action settlements	-	2,715	-	2,815
EBITDA *	6,260	5,275	13,760	15,918
Net income and comprehensive income	$2,500	$2,199	$5,852	$7,666
Weighted average number of shares
outstanding - basic	17,186	16,909	17,142	16,833
Basic earnings per share
Income before class action settlement costs	$0.15	$0.23	$0.35	$0.57
Net income and comprehensive income	$0.15	$0.13	$0.35	$0.46
Diluted earnings per share
Income before class action settlement costs	$0.14	$0.23	$0.33	$0.55
Net income and comprehensive income	$0.14	$0.13	$0.33	$0.45
Consolidated Balance Sheet Information
Working capital	$15,221	$9,885	$15,221	$9,885
Total assets	115,266	92,803	115,266	92,803
Total long-term liabilities	9,494	3,663	9,494	3,663
Total liabilities	28,768	20,213	28,768	20,213
Shareholders' equity	$86,498	$72,590	$86,498	$72,590

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the second quarter ended March 31, 2011, compared to the same quarter last year and the first six months of fiscal 2011 compared to the same period last year.

Branch Count

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information”.

At the end of the second quarter, a total of 579 branches were in operation, an increase of 90 branches, compared to 489 branches at the end of the same quarter last year. During the quarter, nine new branches were opened. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-10	Mar 31-11
Opening	5	20	57	108	277	338	358	384	424	544
Organic	15	37	51	67	61	20	37	31	104	36
Accquired	0	0	0	102	6	0	0	18	22	1
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(6)	(2)
Closing	20	57	108	277	338	358	384	424	544	579

We increased our number of branches by nine over the quarter, as compared to 20 in the same quarter last year. We did not consolidate any underperforming branches in the current quarter or the same quarter last year.  For the six month period ended March 31, 2011 we consolidated two branches compared to one branch for the same six month period last year.  Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved. We anticipate adding four to five branches over the next quarter in Canada and reaching 15 to 20 branches in the UK by the end of fiscal 2011.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms, performance and favorable market rates.

Revenue

In the three months ended March 31, 2011 revenue increased 15.7% to $47.2 million from $40.8 million in the same period last year.  For the six months ended March 31, 2011, revenues were $96.5 million, up 16.3% compared to $83.0 million for the same period last year.  Loan volumes were $198.8 million in the quarter, up 11.1% from $178.8 million for the same period last year. Loan volumes for the six months ended March 31, 2011 were up 18.3% to $415.1 million from $350.9 million for the same period last year.  Loan fees for the quarter were $31.4 million compared to $31.3 million for the same period last year.  For the six months ended March 31, 2011 loan fees were $67.0 million up from $65.5 million for the same period last year.  The loan fees were flat as a result of legislated rate caps.

Revenue growth was due to:

•	Positive contributions from our new product initiatives, including bank accounts, which resulted in record revenue from other sources; and

•	Marginal increases in loan fee revenue as a result of 90 additional branches and the maturing of existing branches offset by the effects of rate compression in the regulated provinces.

The table below illustrates consistent growth in all branch age categories contributing to the overall growth in revenue.

(Thousands of dollars, except branch figures)		Revenues			Average Revenue per Branch per Month
Year Opened	Number of Branches	March 31 2011	March 31 2010	% Change	March 31 2011	March 31 2010
2001*	94	$ 8,812	$ 9,088	-3%	$ 31	$ 32
2002	13	1,566	1,679	-7%	40	43
2003	35	3,838	3,866	-1%	37	37
2004	52	5,235	5,150	2%	34	33
2005	66	6,224	6,071	3%	31	31
2006	51	4,591	4,592	0%	30	30
2007**	37	2,992	1,933	55%	27	17
2008	34	2,635	2,596	2%	26	25
2009	48	2,977	2,675	11%	21	19
2010	112	6,700	2,813	138%	20	8
2011	37	1,218	-	100%	11	-
	579	46,788	40,463	16%	$ 27	$ 23
Consolidation of branches		-	153
Other		423	142
Continuing operations		$ 47,211	$ 40,758

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

The following table depicts the split between brokerage fees and other revenues:

(thousands of dollars)	Three months ended		Six months ended
	March	March	March	March
	2011	2010	2011	2010
Revenues
Loan fees	$31,423	$31,328	$67,016	$65,488
Other	15,781	9,429	29,501	17,550
	47,204	40,757	96,517	83,038
Interest income	7	1	13	6
	$47,211	$40,758	$96,530	$83,044

Loan fees for the three months ended March 31, 2011 increased to $31.4 million relatively flat from $31.3 million in the same quarter last year, as a result of 90 additional branches, offset by the effect of rate compression in the regulated provinces.  For the six months ended March 31, 2011, loan fees were $67.0 million compared to $65.5 million for the same period last year.

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, term loans, cheque cashing and prepaid phone cards) in the three months ended March 31, 2011, increased 68.1% to a record $15.8 million or 33.5% of revenue, up from $9.4 million or 23.0% of revenue in the same quarter last year.  Other revenues have increased significantly as a result of the introduction of new products and other product enhancements. These new products and enhancements are part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products.   For the six months ended March 31, 2011, other revenue was $29.5 million, up 67.6% from $17.6 million for the same period last year.

In the three months ended March 31, 2011, the average loan size was $473 compared to $431 per loan in the same quarter last year.

Due to the seasonal nature of our business, we anticipate revenues will increase next quarter as compared to the current quarter.

Same Branch Revenues

Same branch revenues for the 465 locations open since the beginning of the same quarter of fiscal 2010 increased by 1.6% compared to the same quarter last year, with same branch revenues averaging $88,100 in the second quarter compared to $86,700 in the same quarter last year. Same branch revenues for the 447 locations open since the beginning of the six month period ended March 31, 2010 increased by 1.5% compared to the same period last year, with same branch revenues averaging $184,000 in the six months ended March 31, 2011 compared to $181,300 in the same period last year. Same branch revenues increased through the introduction of new ancillary products.

Also, same branch revenue, as it relates to the brokering of loans, was down 12.0% (10.4% for the six months ended March 31, 2011) as a result of loan fee rate compression in regulated provinces coupled with loan volumes. Although this has had a negative impact on our revenues over the past year, we believe the long-term effects of a well-defined and effective regulatory environment will be positive for us.

During the quarter, our new VP of Marketing and Training, a former associate of a major Canadian retailer, initiated the implementation of a focused marketing strategy targeted at improving loan volumes and increasing other revenues.

Branch Operating Income and Operating Income

Branch operating income for the three months ended March 31, 2011 was $12.4 million (26.3% of revenue) compared to $13.0 million (31.9% of revenue) in the same period as last year.  Branch operating income in the six months ended March 31, 2011 was $26.1 million (27.0% of revenue), compared to $28.8 million (34.7% of revenue) for the same period last year.

BOI was down as a percentage of revenue as a result of lower rate caps, increases in SG&A related to new regulatory processes, increased expenses due to the opening of 90 new branches adding to the drag on earnings, increased retention payments and provision for loan losses. The decreased margins and increased expenses have been offset primarily by record revenues from other services.

BOI, by maturity level is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues
Year Opened	Number of Branches	March 31 2011	March 31 2010	March 31 2011	March 31 2010
2001*	94	$ 3,477	$ 3,615	39.5%	39.8%
2002	13	686	684	43.8%	40.7%
2003	35	1,784	1,651	46.5%	42.7%
2004	52	2,126	1,913	40.6%	37.1%
2005	66	2,213	2,104	35.6%	34.7%
2006	51	1,653	1,594	36.0%	34.7%
2007**	37	1,065	689	35.6%	35.6%
2008	34	959	821	36.4%	31.6%
2009	48	134	247	4.5%	9.2%
2010	112	(978)	(275)	-14.6%	-9.8%
2011	37	(487)	-	-40.0%	-
	579	12,632	13,043
Branches not yet open		(18)	(1)
Consolidation of branches		-	(45)
Other		(234)	45
Branch Operating Income		$ 12,380	$ 13,042

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Expenses (excluding retention payments)

Expenses for the three months ended March 31, 2011 totalled $34.6 million, an increase from $27.7 million in the same quarter last year. Expenses in the six months ended March 31, 2011 have increased to $69.5 million, compared to $54.5 million for the same period last year. The increase is primarily due to the addition of 90 new branches, increased SG&A related to new regulatory processes, professional fees and provision for loan losses for on-balance sheet lending.

Retention Payments

Third-party lender retention payments for the three months ended March 31, 2011 totalled $6.6 million (3.3% of loans brokered), compared to $5.3 million (3.0% of loans brokered) in the same quarter last year.  As a percentage of loan fees, retention payments have increased to 20.9% in the three months ended March 31, 2011, compared to 16.9% in the same quarter last year.  The increases as a percentage of loan fees and loans brokered are as a result of rate compression and collections not meeting expectations. Retention payments in the six months ended March 31, 2011 totalled $13.8 million (3.3% of loans brokered), compared to $10.3 million (2.9% of loans brokered) for the same period last year. Lower expected returns are anticipated in future periods.

During the most recently completed quarter we hired a new VP of Credit and Collections whose mandate is to help improve collections both internally and externally.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the three months ended March 31, 2011 totalled $2.2 million, compared to $1.7 million in the same period last year. Depreciation of property and equipment and amortization of intangible assets for the six month ended March 31, 2011 was $4.4 million, compared to $3.8 million for the six months ended March 31, 2010. The increase reflects the addition of 90 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 34.0% in the three months ended March 31, 2011, compared to 35.1% for the same period last year. Our effective tax rate was 33.9% for the six months ended March 31, 2011, compared to 34.4% for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Our cash decreased to $15.4 million in the three months ended March 31, 2011, compared to $19.6 million at September 30, 2010. Significant items impacting cash in the three and six months ended March 31, 2011 included:

•	Cash generated from operating activities, before non-cash operating items, of $8.9 million during the three months ended March 31, 2011 and $5.2 million in the six months ended March 31, 2011;

•	Property and equipment and intangible asset expenditures of $1.9 million during the three months ended March 31, 2011 and $6.5 million in the six months ended March 31, 2011;

•	Cash required for on balance sheet lending of $424,000 during the three months ended March 31, 2011 and $1.6 million in the six months ended March 31, 2011;

•	Dividend payments of $2.1 million during the three months ended March 31, 2011 and $3.8 million in the six months ended March 31, 2011; and

•	Issuance of common shares for proceeds from exercised options of $327,000 during the three months ended March 31, 2011 and $667,000 in the six months ended March 31, 2011.

At March 31, 2011, our working capital position totalled $15.2 million compared to $15.3 million as at September 30, 2010.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (“AIF”).  As a company we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

The following rate caps are currently in effect:  Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to enact local legislation.  Saskatchewan has applied for a federal designation that will facilitate implementation of new consumer protection measures, including a rate cap of $23 per hundred dollars loaned. We anticipate that these measures will be implemented in Saskatchewan within the fiscal year.  While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate per $100	Date enacted or anticipated
Nova Scotia	25	April 1, 2011
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	Within fiscal 2011

In the first quarter of fiscal 2011, the Nova Scotia Utility and Review Board conducted administrative hearings to review the current rate cap of $31 per hundred dollars loaned that is in force in that province.  As of April 1, 2011 the new rate cap in Nova Scotia is $25 per hundred dollars loaned.

On November 9, 2010, Consumer Protection BC issued a compliance order requiring Cash Store Financial to: (i) reimburse all borrowers with loan agreements negotiated with Cash Store Financial and its subsidiaries between November 1, 2009, and November 9, 2010, the amount charged, required or accepted for on in relation to the issuance of a cash card; (ii) provide the option to any borrower negotiating a loan agreement with Cash Store Financial and its subsidiaries, of receiving a cheque, cash or some other financial instrument which provides the loan proceeds to the borrower at the time the loan agreement is negotiated; and, (iii) make a payment of $4,005.90 in respect of costs.

The Company has disputed certain findings upon which this compliance order was based on December 9, 2010, filed a Request for Redetermination.  The basis of our request is that Cash Store Financial does not issue and has never issued cash cards to its customers. Rather, customers are issued cash cards by Direct Cash Bank (“DC Bank”) or Direct Cash Management Inc.  DC Bank is a federally regulated Canadian schedule I bank.  Cash Store Financial is not a party to any agreements in respect of cash cards.  All contracts in respect of cash cards are directly between individuals and DC Bank or Direct Cash Management Inc. Through agreements with DC Bank, Cash Store Financial’s customers are given the option, following the completion of a loan agreement with the Cash Store Financial, of receiving a cash card and related services from DC Bank or Direct Cash Management Inc. All fees associated with the issuance of these cash cards accrue directly to DC Bank or Direct Cash Management Inc. Cash Store Financial is not a related party to DC bank or to Direct Cash Management Inc.

On the basis of our legal position we anticipate no material impact from the determination. Consumer Protection BC has advised us they will reconsider and there is no definite time frame for a conclusion on the matter.

Legal Proceedings

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at March 31, 2011, the remaining accrual is $833.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal controls over financial reporting during the most recent interim period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at April 27, 2011, we had 17,367,214 common shares outstanding.  There were also options to purchase 872,835 common shares, which if exercised, would provide us with proceeds of approximately $7.5 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $3.8 million in the first six months of fiscal 2011. On April 27, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on May 24, 2011, to shareholders of record on May 9, 2011.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of our board of directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income. Our dividend policy and practice will be reviewed quarterly in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business, and other relevant factors. The declaration of a dividend will always be at the discretion of our board of directors.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company intends to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The intention to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with its competitors and peer group.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

(thousands of dollars, except for per share amounts and branch figures)	2011	2010	2009
Q2	Q1	Q5	Q4	Q3	Q2	Q1	Q4
Consolidated Results
No. of branches	Canada	573	566	542	523	489	469	451	424
United Kingdom	6	4	2	2	-	-	-	-
579	570	544	525	489	469	451	424

Loan volumes
Loan fees included	$198,775	$216,290	$216,027	$205,659	$178,826	$172,105	$165,866	$156,831
Regulated definition (excluding loan fee upon regulation)	167,327	182,031	184,110	174,902	157,653	164,819	165,866	156,831
Loan fees excluded in regulated provinces	$167,327	$182,031	$181,071	$172,043	$149,357	$141,851	$135,674	$128,371

Loan fees	$31,423	$35,593	$36,227	$35,183	$31,328	$34,160	$33,878	$32,252
Other income	15,788	13,726	13,532	12,153	9,430	8,126	7,760	7,479
47,211	49,319	49,759	47,336	40,758	42,286	41,638	39,731
Branch expenses
Salaries and benefits	14,113	14,382	13,698	13,695	12,206	11,694	10,972	11,068
Retention payments	6,578	7,189	6,934	5,833	5,300	5,000	5,100	4,600
Selling, general and administrative	5,930	5,826	4,739	4,362	4,248	4,114	4,412	4,027
Rent	4,566	4,405	4,259	3,780	3,479	3,307	3,082	2,987
Advertising and promotion	1,303	1,426	1,223	1,171	1,023	1,060	1,059	1,028
Provision for loan losses	654	663	454	200	86	16	32	24
Depreciation of property and equipment	1,687	1,660	1,566	1,476	1,374	1,334	1,256	1,218
34,831	35,551	32,873	30,517	27,716	26,525	25,913	24,952
Branch operating income	12,380	13,768	16,886	16,819	13,042	15,761	15,725	14,779
Regional expenses	3,754	3,653	2,582	3,635	2,959	2,836	2,324	2,333
Corporate expenses	4,268	4,536	5,048	4,527	3,700	3,749	4,142	5,011
Other depreciation and amortization	547	541	13	405	279	787	571	527
Net income before income taxes and class action settlements	3,811	5,038	9,243	8,252	6,104	8,389	8,688	6,908
Class action settlements	-	-	-	100	2,715	100	-	5,000
EBITDA*	6,260	7,500	11,132	10,325	5,275	10,643	10,725	3,891
Net income and comprehensive income	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$5,640	$1,232
Basic earnings per share
Net income and comprehensive income	$0.15	$0.20	$0.44	$0.32	$0.13	$0.33	$0.34	$0.07
Diluted earnings per share
Net income and comprehensive income	$0.14	$0.19	$0.42	$0.31	$0.13	$0.32	$0.33	$0.07

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’ (EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA for the past eight quarters.

EBITDA Reconciliation

(thousands of dollars)	2011		2010					2009
	Q2	Q1	Q5	Q4	Q3	Q2	Q1	Q4

Consolidated Results
Net income and comprehensive income	$2,500	$3,352	$7,682	$5,476	$2,199	$5,467	$5,640	$1,232
Interest	36	43	51	44	29	29	27	41
Income tax	1,311	1,686	1,561	2,676	1,190	2,822	3,048	700
Stock-based compensation	180	218	260	247	205	204	182	174
Depreciation of property and equipment and amortization of intangible assets	2,233	2,201	1,578	1,882	1,652	2,121	1,828	1,744
EBITDA	$6,260	$7,500	$11,132	$10,325	$5,275	$10,643	$10,725	$3,891
EBITDA adjusted for class action settlements	$6,260	$7,500	$11,132	$10,425	$7,990	$10,743	$10,725	$8,891